EXHIBIT 99.2
                    Amendments to Fort James Corporation
                         1996 Stock Incentive Plan

     1.    Section 2(c) is amended to read as follows:

     "(c) 'Award' means the award of an Option, Restricted Stock, Incentive Stock or a Performance Grant under the Plan."

     2.    The first sentence of Section 3 is amended to read as follows:

     "The following types of Awards may be granted under the Plan: Options, Restricted Stock, Incentive Stock and Performance Grants."

     3. Section 4 is amended by replacing "5,146,774" with "13,146,774" each place that is appears.

     4.    Section 7(b) is amended by adding the following at the end:

     "The terms and conditions on Restricted Stock may include the achievement of one or more Performance Goals as defined in Section 22. Any award of Restricted Stock that is subject to a Performance Goal shall be governed by the provisions of Section 22 to the extent that the award is intended to comply with the requirements of Code section 162(m)."

     5.    Section 7(c) is amended by adding the following sentence at the end:

     "The Committee's discretion shall be limited as provided in Section 22 to the extent that the award is intended to comply with the requirements of Code section 162(m)."

     6.    Section 7(e) is amended by replacing "1,584,108" with "3,944,403".

     7.    A new Section 22 is added as follows:

     "22. PERFORMANCE GRANTS.

          (a) Each Performance Grant shall be evidenced by an Award setting forth the Performance Goals for the award, including the Performance Measure, the target and maximum amounts payable and such other terms and conditions as are applicable to the Performance Grant. Each Performance Grant shall be granted and administered to comply with the requirements of Code section 162(m). The aggregate maximum amount payable in cash under the Plan to any Participant in any Plan Year shall not exceed $3,000,000. The aggregate number of shares of Company Stock which may be awarded to any Participant as a Performance Grant during any Plan Yea shall not exceed 300,000. In the event of any conflict between an Award and the Plan, the terms of the Plan shall govern.

          (b) The Committee shall establish the Performance Goals for Performance Grants to Participants. The Committee shall determine the extent to which any Performance Measure shall be used and weighted in determining Performance Grants. The Committee may vary the Performance Measure, Performance Goals and weightings from Participant to Participant, Performance Grant to Performance Grant and Plan Year to Plan Year. The Committee may increase, but not decrease, any Performance Goal during a Plan Year.

          (c) The Committee shall establish for each Performance Grant the amount of cash or Company Stock payable at specified levels of performance, based on the Performance Goal for each Performance Measure. Any Performance Grant shall be made not later than 90 days after the start of the period for which the Performance Grant relates and shall be made prior to the completion of 25% of such period. All determinations regarding the achievement of any Performance Goals will be made by the Committee. The Committee may not increase during a Plan Year the amount of cash or Common Stock that would otherwise be payable upon achievement of the Performance Goal or Goals but may reduce or eliminate the payments as provided in a Performance Grant.

          (d) The actual payments to a Participant under a Performance Grant will be calculated by applying the achievement of a Performance Measure to the Performance Goal as established in the Grant Agreement. All calculations of actual payments shall be made by the Committee and the Committee shall certify in writing the extent, if any, to which the Performance Goals have been met.

          (e) Performance Grants will be paid in cash, Company Stock or both, at such time or times as are provided in the Grant Agreement. The Committee may provide in the Grant Agreement that the Participant may make a prior election to defer the payment under a Performance Grant subject to such terms and conditions as the Committee may determine.

          (f) Nothing contained in the Plan will be deemed in any way to limit or restrict any Employer or the Committee from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

          (g) A Participant who receives a Performance Grant payable in Company Stock shall have no rights as a shareholder until the Company Stock is issued pursuant to the terms of the Performance Grant. The Company Stock may be issued without cash consideration.

          (h) A Participant's interest in a Performance Grant may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered.

          (i) As used in the Plan, the following terms shall have the meanings indicated:

               (i) 'Performance Goal' means a target performance or range of target performances of one or more Performance Measures.

              (ii)  'Performance Grant' means an Award made pursuant to this
                    Section 22.

             (iii) 'Performance Measure' means one or more of the following financial measures: cash flow; cost reduction (or
                    limits   on   cost   increases);   debt   to capitalization;
                    debt to equity; earnings; earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization; earnings per share (including or excluding nonrecurring items); earnings per share before extraordinary
                    items; income from  operations   (including  or  excluding
                    nonrecurring items); economic value added (net operating profit after tax less a charge for use of capital as determined under a methodology approved by the Committee); income from operations to capital spending; free cash flow; net income (including or excluding nonrecurring items and/or extraordinary items); net sales; price per share of Company Stock; return on assets; return on capital employed; return on equity; return on investment; return on sales; sales volume; or total return to shareholders. Any Performance Measure may be used to measure the performance of the Company as whole or any business unit of the Company. As determined by the Committee, any Performance Measure shall be calculated in accordance with the Company's public financial statements, generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of a Performance Grant which is consistently applied. The Committee shall have the power and complete discretion to determine the methodology for the calculation of Performance Measures."